EXHIBIT 99.1

2024 Annual General Meeting

Golar LNG Limited advises that its 2024 Annual General Meeting will be held on Tuesday August 13, 2024.  The record date for voting at the Annual General Meeting is set to June 13, 2024. The notice, agenda and associated material will be distributed prior to the meeting.

Golar LNG Limited
Hamilton, Bermuda
June 10, 2024

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act